Exhibit 99.1

Concorde International Group Announces Underwriter’s Full Exercise and Closing of Over-allotment Option

Singapore – May 2, 2025 – Concorde International Group Ltd. (NASDAQ: CIGL) (“Concorde” or the “Company”), an integrated security services provider that combines physical manpower and innovative technology to deliver effective security solutions, today announced that the underwriter of the Company’s previously announced initial public offering (the “Offering”) has exercised its over-allotment option (the “Over-Allotment Option”) in full and purchased an additional 187,500 Class A ordinary shares at a public offering price of US$4.00 per share, resulting in additional gross proceeds of $750,000. After giving effect to the full exercise of the Over-Allotment Option, the total number of Class A ordinary shares sold by the Company in the Offering increased to 1,437,500 Class A ordinary shares and the gross proceeds increased to $5,750,000 before deducting underwriting discounts and commissions.

The Company’s Class A ordinary shares commenced trading on Nasdaq Capital Market on April 22, 2025 under the ticker symbol “CIGL.”

The Offering was conducted on a firm commitment basis. R.F. Lafferty & Co., Inc. ("R.F. Lafferty") acted as the sole book-running manager for the Offering.

A registration statement on Form F-1 (File No. 333-281799) relating to the Offering, as amended, was filed with the U.S. Securities and Exchange Commission (the "SEC") and declared effective by the SEC on March 31, 2025. The Offering was made only by means of a prospectus, forming a part of the registration statement, and a free writing prospectus. Copies of the final prospectus related to the Offering may be obtained from R.F. Lafferty by email at offerings@rflafferty.com or via standard mail to R.F. Lafferty & Co., Inc, 40 Wall Street, 27th Floor, New York, NY10005. In addition, a copy of the final prospectus can also be obtained via the SEC's website at www.sec.gov.

Before you invest, you should read the prospectus, the free writing prospectus, and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Concorde International Group Ltd

Concorde International Group Limited (Nasdaq: CIGL) is a Singapore-based company specializing in integrated security solutions and facilities management services. Established in 1997, the Company has transitioned from traditional security services to a technology-driven approach. This shift involves deploying advanced systems like CCTV, sensors, and mobile command vehicles, significantly reducing the need for physical guards and enhancing operational efficiency.

For more information, please visit: https://www.concordesecurity.com/

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may, "will, "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the "Risk Factors" section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, contact:

Investor Relations Contact:

Crescendo Communications, LLC

David Waldman/Natalya Rudman

Tel: (212) 671-1020

Email: CIGL@crescendo-ir.com